

February 12, 2009

Mr. Christopher H. Taylor
Chief Financial Officer
Southern Star Energy Inc.
110 Cypress Station Drive, Suite 152
Houston, Texas 77090

>   **Re: Southern Star Energy Inc.**
>   **Form 10-KSB for the Fiscal Year Ended May 31, 2008**
>   **Filed August 29, 2008**
>   **Form 10-Q for the Fiscal Quarter Ended November 30, 2008**
>   **Filed January 14, 2009**
>   **File No. 000-52106**

Dear Mr. Taylor:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended May 31, 2008

Description of Property, page 18

Reserves, page 25

1.   We note your statement, with respect to your presentation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserve quantities, that "Future costs of abandoning the facilities and wells are not

deducted from cash flow." Please be advised the staff believes that an entity should include the future cash flows related to the settlement of an asset retirement obligation in its Standardized Measure disclosure. Refer to the letter on our website dated February 24, 2004, located at http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm. Please modify your presentation accordingly or otherwise explain how your presentation of the standardized measure is appropriate.

Report of Independent Register Public Accounting Firm, page 40

2.   We note your independent auditor references other auditors in its opinion. We further note that your current auditor indicates they have audited the period from inception to May 31, 2008. If true, please explain why the reference to other auditors is necessary in the opinion. Otherwise, please note that if you have more than one independent accountant, a principal auditor must take responsibility for the financial statements for each year presented. That principal auditor may refer to other auditors whose reports and audits were relied upon, in which case the audit reports of the other auditors must be presented in the filing. Please include the required audit opinions for each of the fiscal years presented within the filing or explain why you believe you have complied with Article 2-05 of Regulation S-X.

Consolidated Balance Sheets, page 41

3.   Please state separately on the face of the balance sheet the aggregate of the capitalized costs of unproved properties and major development projects that are excluded from the capitalized costs being amortized, as required by Rule 4-10(c)(7)(ii) of Regulation S-X.

Consolidated Statements of Cash Flows, page 43

4.   Please explain the reason for the negative amount of $(71,111) attributable to the line item 'Interest accrued on convertible debt' for the 2008 period.

Note 12. Commitments, page 54

5.   For each of the services and consulting agreements identified under this heading, please i) identify the period in which you recorded or will record the expense attributable to the issuance of the options and ii) address the accounting impact recognized, if any, on the expense attributable to the issuance of the options when you reduced the exercise price on February 26, 2008 to $0.70 per share.

Note 13. Restructuring agreement, page 56

6.   We note you entered into a 'Restructuring Agreement' on November 6, 2006 where you were assigned a 20% working interest in the Sentell Field. We further note from your disclosure that in conjunction with this assignment, you transferred your wholly-owned subsidiary, Surge Marketing, "in consideration for the transfer of 9,000,000 split-adjusted shares of common stock;" and "the return and cancellation of an aggregate of 54,937,500 split-adjusted shares of common stock of the Company." Based on this disclosure, please address the following items:

   o Explain how you accounted for the assignment of the 20% working interest in the Sentell Field and cite the relevant accounting literature you relied upon in support of your treatment;

   o Disclose the value you attributed to the 20% working interest and explain how you determined that value;

   o Disclose the nature and value of the consideration you gave in the transaction to acquire the 20% assignment. In this regard, address the valuation of Surge Marketing and the return and cancellation of shares of your common stock. In particular, we note your disclosure in footnote 14 that you recorded a gain from the sale of Surge Marketing totaling $41,002 and included it as a component of discontinued operations;

   o Compare and contrast your disclosure under this heading regarding your transfer of Surge Marketing with that in footnote 14, which states that "On April 5, 2007, the Company sold all of its interests in its wholly owned subsidiary, Surge Marketing and effective November 2, 2006, discontinued all operations related to the former business of software sales and website development." [emphasis added]

Note 15. Income Taxes, page 57

7.   Please expand your disclosure to provide the estimated amount and the nature of each significant reconciling item within the tax rate reconciliation, as contemplated by paragraph 47 of FAS 109. In addition, please disclose the amounts and expiration dates of operating loss and tax credit carryforwards for tax purposes by year, as contemplated by paragraph 48 of FAS 109.

Note 16. Supplemental Oil and Natural Gas Reserve Information (Unaudited), page 58

8.   Please include the disclosures of capitalized costs and costs incurred, as contemplated by paragraphs 18 and 21 and Illustrations 1 and 2, or otherwise advise why these disclosures are not required.

9.   Please be advised the guidance in FAS 69 does not provide for the line item 'Future cash flows before income tax' within the standardized measure of discounted future net cash flows disclosure. Refer to paragraph 30 and Illustration 5 of FAS 69.

Form 10-Q for the Fiscal Quarter Ended November 30, 2008

Note 5. Bank Debt, page 8

10.   We note you entered into an amended credit agreement with Macquarie on July 11, 2008 whereby you issued additional warrants to purchase your common stock as consideration for the amended agreement. Please confirm, if true, that you properly considered the accounting guidance found in EITF 96-19, *Debtor's Accounting for a Modification or Exchange of Debt Instruments*, and EITF 05-7, *Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues*, or otherwise advise. In this regard, please tell us and disclose whether these amended terms represent a substantial modification of terms that should be accounted for as an extinguishment.

11.   We note you terminated a services agreement with Imperial on August 8, 2008 and that as a result of this termination, you were required to i) pay a cash fee of $90,000, ii) issue a warrant to purchase 1,250,000 shares of your common stock and iii) pay a total fee of $750,000 over time based upon amounts borrowed from Macquarie in excess of the initial $5,000,000 borrowing base. Based on this disclosure, please address the following items:

        o   Please tell us how you classified the cash fee of $90,000;

        o   Please explain why you believe it is appropriate to record the value of the warrant issued to Imperial as a deferred financing cost and not a one time charge;

        o   Tell us whether you recorded a liability for the $650,000 remaining payable to Imperial. If not, please provide an analysis to support your position.

Engineering Comments

Description of Property, page 18

Sentell Field, Cotton Valley, Bossier Parish, Louisiana, page 19

12.   Please remove the reference to industry and government estimates of proved and probable reserves in the Louisiana portion of the East Texas Basin. You can only disclose proved reserves that are net to your interest and you may not disclose unproved reserves in an SEC filing. Please see Instruction 5 of Item 102 of Regulation S-K and paragraph 10 of FAS 69.

13.   We note many geological and technical terms in your description of this field. Please modify your document to limit your use of industry jargon to only the most critical and necessary terms to describe your property in a manner that the average investor will understand. If a technical term is absolutely necessary, please provide a definition of it that the average investor will understand in a Glossary of Terms.

14.   On the inset map showing the prospect area, please remove the "potential" reserves. You may only disclose proved reserves in filings with the SEC. Please see Instruction 5 of Item 102 of Regulation S-K.

15.   In addition, please clarify if the other volumes are cumulative production volumes or proved reserve estimates. If they are reserve estimates, please remove them unless you determined these estimates and you disclose these as proved reserves that you or your independent engineer determined.

Production, Average Sales Prices, and Production Costs, page 22

16.   It appears that the average production costs are materially higher than average. Please provide an explanation of these costs. Please see paragraph 16 of FAS 69.

Supplemental Oil and Natural Gas Information, page 58

General, page 58

17.   Please include the SEC definition of proved reserves as found in Rule 4-10(a)(2) of Regulation S-X.

Estimated Oil and Gas Reserve Quantities, page 58

18.   If there were no proved reserves that had been determined on the Sentell Field properties when you purchased them, it appears that the initial reserve volumes you report under purchase of reserves-in-place should be reported under reserve changes due to extensions and discoveries. Please see FAS 69 paragraph 11(d)(2) – new reservoirs of proved reserves in old fields. Please amend your document as necessary.

19.   Please disclose the estimated net volumes of proved developed oil, gas and NGL reserves at the beginning and end of each reporting period. Please see paragraph 10 of FAS 69.

20.   Please convert your Natural Gas Liquids to barrels from gallons. See paragraph 15 of FAS 69.

Standardized Measure of Discounted Future Cash Flows, page 58

21.   You state that the company has not quantified or included any amounts for undeveloped reserves. Please reconcile this statement with the disclosure on page 26 where you report 31.7 thousand barrels of proved undeveloped oil reserves, 2,193.4 million cubic feet of proved undeveloped gas reserves and 516.7 thousand gallons of proved undeveloped natural gas liquid reserves. Please amend your document as appropriate.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721 or Kevin Stertzel, at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief